

07005789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65927

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S. Wealth Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

139 Wood Road
(No. and Street)

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Braintree (City) Massachusetts (State) 02184 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. George T. Clarke 781-849-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Green & Green, LLC
(Name – *if individual, state last, first, middle name*)

725 Canton Street (Address) Norwood (City) MA (State) 02062 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL PROCESSING
RECEIVED
MAR 0 5 2007
WASH. DC
213
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, George T. Clarke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. Wealth Advisors, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Not Applicable

Signature

Chief Financial Officer

Title

Notary Public 2/26/07


HELEN R. GRIFFIN
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 5, 2013



This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. WEALTH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2006

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member of
U.S. Wealth Advisors, LLC

We have audited the accompanying statement of financial condition of U.S. Wealth Advisors, LLC (the LLC), as of December 31, 2006, and the related statements of income, changes in member's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Wealth Advisors, LLC, at December 31, 2006, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules of Computation of Net Capital and Reconciliation of the Computation of Net Capital Under Rule 15c3-3, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GREEN & GREEN, LLC

Green & Green, LLC

Norwood, MA

February 8, 2007

725 Canton Street	Norwood, Massachusetts	02062-2679	Tel: 781.702.6055	Fax: 781.702.6063

U.S. WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Consolidated [0198] Unconsolidated (selected) [0199]

		Allowable	Non-Allowable	Total
1.	Cash	103,389 [0200]		103,389 [0750]
2.	Receivables from brokers or dealers:			
	A. **Clearance account**	58,684 [0295]		
	B. **Other**	[0300]	[0550]	58,684 [0810]
3.	Receivables from non-customers	[0355]	31,132 [0600]	31,132 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. **Exempted securities**	[0418]		
	B. **Debt securities**	[0419]		
	C. **Options**	[0420]		
	D. **Other securities**	[0424]		
	E. **Spot commodities**	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. **At cost** [0130]			
	B. **At estimated fair value**	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. **Exempted securities** [0150]			
	B. **Other securities** [0160]			

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. WEALTH ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION (CONTINUED)

DECEMBER 31, 2006

7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities [0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	15,109 [0670]	15,109 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	[0535]	11,215 [0735]	11,215 [0930]
12.	**TOTAL ASSETS**	162,073 [0540]	57,456 [0740]	219,529 [0940]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. WEALTH ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION (CONTINUED)
DECEMBER 31, 2006

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	[1115]	[1305]	0 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1610]
16. Securities sold not yet purchased, at market value		[1360]	0 [1620]
17. Accounts payable, accrued liabilities, expenses and other	31,845 [1205]	[1385]	31,845 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	0 [1710]
1. from outsiders [0970]			
2. Includes equity subordination (15c3-1(d)) of [0980]			
B. Securities borrowings, at market value:		[1410]	0 [1720]
from outsiders [0990]			
C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
1. from outsiders			

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

[1000]

2. Includes equity subordination (15c3-1(d)) of ________ [1010]

	D. Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	31,845 [1230]	0 [1450]	31,845 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	187,684 [1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	[1792]
	C. Additional paid-in capital	[1793]
	D. Retained earnings	[1794]
	E. Total	0 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	187,684 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	219,529 [1810]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2006 [3932]	Period Ending 12/31/2006 [3933]	Number of months 12 [3931]

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange		15,769 [3935]
b. Commissions on listed option transactions		[3938]
c. All other securities commissions		[3939]
d. Total securities commissions		15,769 [3940]
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		[3945]
b. From all other trading		[3949]
c. Total gain (loss)		0 [3950]
3. Gains or losses on firm securities investment accounts		[3952]
4. Profit (loss) from underwriting and selling groups		[3955]
5. Revenue from sale of investment company shares		439,438 [3970]
6. Commodities revenue		[3990]
7. Fees for account supervision, investment advisory and administrative services		[3975]
8. Other revenue		1,202,219 [3995]
9. Total revenue		1,657,426 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11. Other employee compensation and benefits		1,447,755 [4115]
12. Commissions paid to other broker-dealers		96,676 [4140]
13. Interest expense		[4075]
a. Includes interest on accounts subject to subordination agreements	[4070]	
14. Regulatory fees and expenses		52,337 [4195]
15. Other expenses		155,918 [4100]
16. Total expenses		1,752,686

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

U.S. WEALTH ADVISORS, LLC
STATEMENT OF INCOME (LOSS) (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2006

[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-95,260 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. **After Federal Income taxes of**	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. **After Federal Income taxes of**	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		-95,260 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	20,697 [4211]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

For the Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(95,260)
Adjustments to Reconcile Net Loss to Net Cash		
Used in Operating Activities:		
Changes in Operating Assets and Liabilities:		
Increase in Receivables and Receivable from Affiliate		(54,654)
Increase in Prepaids and Other Assets		(10,979)
Increase in Accounts Payable		(7,472)
NET CASH USED IN OPERATING ACTIVITIES		(168,365)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:		
Member's Capital Contributions		225,000
NET INCREASE IN CASH		56,635
CASH, BEGINNING OF PERIOD		46,754
CASH, END OF PERIOD	$	103,389

The Accompanying Notes are an Integral Part of These Financial Statements

STATEMENT OF CHANGES

FOR THE YEAR ENDED DECEMBER 31, 2006

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		57,944 [4240]
A.	**Net income (loss)**		-95,260 [4250]
B.	**Additions (includes non-conforming capital of**	[4262])	225,000 [4260]
C.	**Deductions (includes non-conforming capital of**	[4272])	[4270]
2.	Balance, end of period (From item 1800)		187,684 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	**Increases**	[4310]
B.	**Decreases**	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS

December 31, 2006

1. Significant Accounting Policies:

Reporting Entity: U.S. Wealth Advisors, LLC (the LLC), organized on July 27, 2001, as a Massachusetts limited liability company, was reorganized on September 23, 2002, as a Delaware limited liability company. The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The LLC is a single-member LLC, wholly-owned by U.S. Wealth Management, LLC (the Parent). Currently, the LLC does not carry securities accounts for its customers or perform custodial functions relating to customer securities and accordingly follows the exemptive provisions under SEC rule 15c3-3.

Basis of Accounting: The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Securities Transactions: In accordance with exemptive provisions as established with Rule 15c3-3 (k)(2)(ii), all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Commissions: Commissions receivable and commissions payable along with related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Organizational Costs: In accordance with Statement of Position (SOP) No. 98-5, the LLC expensed organizational costs as incurred.

Advertising and Promotion Costs: The LLC expenses advertising and promotion costs as incurred.

Income Taxes: The LLC is a single member LLC and accordingly its taxable income is included in the Parent's federal and state income tax returns. The Parent, a limited liability company, reports its' taxable income or loss on an allocated basis to its' members in accordance with their respective percentage ownership. Therefore, no provision for federal and certain state income taxes has been included in the financial statements.

Use of Estimates: Preparing the LLC's financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results experienced by the LLC may differ from those estimates.

2. Receivable from Broker-Dealer and Clearing Organization:

Commissions receivable from broker-dealers and clearing organizations at December 31, 2006 amounted to $58,684. The LLC clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis.

3. Related Party Transactions:

The LLC has executed a Shared Expense Agreement with another affiliated entity wholly owned by the Parent. The Shared Expense Agreement calls for standard monthly reimbursements to the affiliated entity by the LLC for the use of office space, computers, telephones, supplies and personnel. For the year ended December 31, 2006, the LLC remitted to the affiliated entity $336,840 and charged to expense $325,731. As of December 31, 2006, the outstanding obligations due from the affiliated entity amounted to $15,109.

4. Net Capital Requirements:

The LLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the LLC had $31,845 in outstanding aggregate indebtedness and had net capital of $130,228, which was $125,228 in excess of its required net capital of $5,000.

5. Guarantees:

Financial Accounting Standards Board Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,* requires the LLC to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others. Accordingly, management and the LLC both believe that no such guarantees currently exist and as of December 31, 2006, there are no such contingent liabilities applicable to these financial statements in connection with FIN 45.

U.S. WEALTH ADVISORS, LLC
DECEMBER 31, 2006

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		187,684 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		187,684 [3500]
4.	Add:		
	A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital**		0 [3520]
	B. **Other (deductions) or allowable credits (List)**		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		187,684 [3530]
6.	Deductions and/or charges:		
	A. **Total nonallowable assets from Statement of Financial Condition (Notes B and C)**	57,456 [3540]	
	B. **Secured demand note deficiency**	[3590]	
	C. **Commodity futures contracts and spot commodities - proprietary capital charges**	[3600]	
	D. **Other deductions and/or charges**	[3610]	-57,456 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		130,228 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. **Contractual securities commitments**	[3660]	
	B. **Subordinated securities borrowings**	[3670]	
	C. **Trading and investment securities:**		

U.S. WEALTH ADVISORS, LLC
COMPUTATION OF NET CAPITAL (CONTINUED)
DECEMBER 31, 2006

1. Exempted securities		[3735]	
2. Debt securities		[3733]	
3. Options		[3730]	
4. Other securities		[3734]	
D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10. Net Capital			130,228 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	2,123 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13. Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14. Excess net capital (line 10 less 13)	125,228 [3770]
15. Excess net capital at 1000% (line 10 less 10% of line 19)	127,043 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition		31,845 [3790]
17. Add:		
A. Drafts for immediate credit	[3800]	
B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
C. Other unrecorded amounts (List)		

U.S. WEALTH ADVISORS, LLC
COMPUTATION OF NET CAPITAL (CONTINUED)
DECEMBER 31, 2006

	[3820A]	[3820B]	
	[3820C]	[3820D]	
	[3820E]	[3820F]	
		0 [3820]	0 [3830]
19. Total aggregate indebtedness			31,845 [3840]
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 24 [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

U.S. Wealth Advisors, LLC

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-3

For the Year Ended December 31, 2006

	Q1.06	Q2.06	Q3.06	Q4.06	Total	Q4.06 Adjust	Adjusted Total
Statement of Income (Loss)							
Revenue							
1a. Commissions	$ 2,370	$ 4,020	$ 2,739	$ 6,640	$ 15,769	$ -	$ 15,769
5. Revenue from Mutual Fund Sales	61,454	127,367	132,524	118,093	439,438	-	439,438
8. Other Revenue	142,659	401,330	252,073	406,157	1,202,219	-	1,202,219
9. Total Revenue	206,483	532,717	387,336	530,890	1,657,426	-	1,657,426
Expenses							
11. Other Employee Compensation	205,998	424,563	347,315	469,879	1,447,755		1,447,755
12. Commissions Paid to Other	11,272	30,928	31,506	22,970	96,676		96,676
14. Regulatory Fees and Exp.	24,915	3,171	2,401	21,850	52,337		52,337
15. Other Expenses	31,961	32,553	47,899	43,505	155,918		155,918
16. Total Expenses	274,146	491,215	429,121	558,204	1,752,686	-	1,752,686
17. Net Income (Loss) Before Taxes	(67,663)	41,502	(41,785)	(27,314)	(95,260)	-	(95,260)
22. Net Income (Loss)	(67,663)	41,502	(41,785)	(27,314)	(95,260)	-	(95,260)
23. Income (Current Month)	$ -	$ -	$ -	$ 20,697	$ 20,697	$ -	$ 20,697
Statement of Changes							
1. Balance Beginning	$ 57,944	$ 215,281	$ 256,783	$ 214,998	$ 57,944	$ -	$ 57,944
A. Net Income (Loss)	(67,663)	41,502	(41,785)	(27,314)	(95,260)	-	(95,260)
B. Additions	225,000	-	-	-	225,000		225,000
2. Balance Ending	$ 215,281	$ 256,783	$ 214,998	$ 187,684	$ 187,684	$ -	$ 187,684

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To The Member of
U.S. Wealth Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of U.S. Wealth Advisors, LLC (the LLC), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

725 Canton Street	Norwood, Massachusetts	02062-2679	Tel: 781.702.6055	Fax: 781.702.6063

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 (continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accounts. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member of the LLC, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and in not intended to be and should not be used by anyone other than these specified parties.

GREEN & GREEN, LLC

Green & Green, LLC

Norwood, MA

February 8, 2007

END